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                          September 8, 2023

       Jason Ader
       Chief Executive Officer
       26 Capital Acquisition Corp.
       OfficeEdge Miami
       701 Brickell Avenue, Suite 1550
       Miami, Florida 33131

                                                        Re: 26 Capital
Acquisition Corp.
                                                            Form 8-K filed
August 11, 2023
                                                            File No. 001-39900

       Dear Jason Ader:

               We issued a comment to you on the above captioned filing on August 14, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by September 22, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

                                                        Please contact William
Demarest at 202-551-3432 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction